UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

YoCream International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

986001105
(CUSIP Number)

Kenneth D. Peterson, Jr.
Columbia Ventures Corporation
203 SE Park Plaza Drive, Suite 270
Vancouver, WA 98684
360-816-1840
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 986001105	13D	Page 2 of 6 Pages

1	.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Kenneth D. Peterson, Jr.

2	.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP				(a) [x]
(b) [ ]

3	.	SEC USE ONLY

4	.	SOURCE OF FUNDS
AF, PF

5	.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
		PURSUANT TO ITEM 2(d) OR 2(e)				[ ]

6	.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			7	.	SOLE VOTING POWER
15,000

			8	.	SHARED VOTING POWER
141,500

			9	.	SOLE DISPOSITIVE POWER
15,000

			10	.	SHARED DISPOSITIVE POWER
141,500

11	.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
156,500

12	.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
		CERTAIN SHARES				[ ]

13	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	.	TYPE OF REPORTING PERSON
IN

CUSIP No. 986001105	13D	Page 3 of 6 Pages

1	.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Columbia Ventures Corporation

2	.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP				(a) [x]
(b) [ ]

3	.	SEC USE ONLY

4	.	SOURCE OF FUNDS
WC

5	.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
		PURSUANT TO ITEM 2(d) OR 2(e)				[ ]

6	.	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington State

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			7	.	SOLE VOTING POWER
0

			8	.	SHARED VOTING POWER
141,500

			9	.	SOLE DISPOSITIVE POWER
0

			10	.	SHARED DISPOSITIVE POWER
141,500

11	.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
141,500

12	.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
		CERTAIN SHARES				[ ]

13	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14	.	TYPE OF REPORTING PERSON
CO

CUSIP No. 59163F105	13D	Page 4 of 6 Pages

     Kenneth D. Peterson, Jr. (“Peterson”) and Columbia Ventures Corporation (“Columbia”) hereby file this Amendment No. 1 (“Amendment No. 1”) to amend and supplement the Statement on Schedule 13D filed on May 4, 2005 relating to common stock (“Common Stock”) issued by YoCream International, Inc. (the “Issuer”). This Amendment No. 1 is being filed to reflect the changes in beneficial ownership of the Reporting Persons since the date of the Schedule 13D. As provided in the Joint Filing Agreement filed as an Exhibit to the original Schedule 13D, the Reporting Persons have agreed, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, to file one statement on Schedule 13D (and amendments thereto) with respect to their ownership of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

     Peterson invested $66,510.58 of his personal funds to acquire 15,000 shares of Common Stock.

     Columbia invested $620,165.70 of its working capital to acquire 141,500 shares of Common Stock.

Item 4. Purpose of Transaction.

     The shares of Common Stock were acquired by the Reporting Persons for investment purposes.

     We are encouraged that the Issuer is taking steps to reduce costs. We hope and expect that this will lead to an improvement in the bottom line as well as allowing management to intensify its focus on current business opportunities.

Item 5. Interest in Securities of the Issuer.

     As of the date hereof, Peterson may be deemed to be the direct beneficial owner of 15,000 shares of Common Stock, over which he has sole voting and sole dispositive power, and the indirect beneficial owner of 141,500 shares of Common Stock, over which he has shared voting and shared dispositive power. The 156,500 shares of Common Stock beneficially owned by Peterson represent 7.4% of the issued and outstanding shares of Common Stock, based on 2,106,100 shares issued and outstanding at September 14, 2005.

     As of the date hereof, Columbia is the direct beneficial owner of 141,500 shares of Common Stock, over which it has shared voting and shared dispositive power. The 141,500 shares represent 6.7% of the issued and outstanding shares of Common Stock, based on 2,106,100 shares issued and outstanding at September 14, 2005.

     The following sets forth certain information regarding all transactions in the Common Stock that were effected by a Reporting Person during the past sixty (60) days:

CUSIP No. 59163F105	13D	Page 5 of 6 Pages

		Amount		Where and How
Reporting Person	Date	Bought (Sold)	Price Per Share	Effected

Through Banc of
Columbia	11/21/05	2,000 shares	$4.285/share	America Securities
(“BoA”)
Columbia	12/1/05	2,100 shares	$4.5233/share	Through BoA

Columbia	12/21/05	3,050 shares	$4.5098/share	Through BoA

Columbia	12/23/05	1,400 shares	$4.4357/share	Through BoA

Columbia	12/30/05	9,600 shares	$4.4224/share	Through BoA

CUSIP No. 59163F105	13D	Page 6 of 6 Pages

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2006	/s/ Kenneth D. Peterson, Jr.

Name: Kenneth D. Peterson, Jr.

Columbia Ventures Corporation

	By:	/s/ Kenneth D. Peterson, Jr.

Its: Sole Shareholder and Chief Executive Officer